BANCO DE GUAYAQUIL S.A.
INCREASE OF THE SUBCRIBED CAPITAL IN US$ 20'200,000.00

INFORMS

THE SHAREHOLDERS OF BANCO DE GUAYAQUIL S.A. AND TO THE PUBLIC EN GENERAL

1.That the present subscribed and paid-up capital of Banco de Guayaquil S.A. is one hundred and fifteen million 00/100 US dollars (US$ 115'000,000.00), distributed in fifteen million ordinary and nominative shares, nominal value of one us dollar (US$ 1.00) each, corresponding to series A, B, C, D, E, F and G.

2. That the legal representatives of Banco de Guayaquil S.A. are Mr. Guillermo Lasso Mendoza, Executive President; Ms. Carmen Soriano de Garcia, economists Angelo Caputi Oyague, Julio Mackliff Elizalde and Mr. Victor Hugo Alcivar Alava, Executive Vice Presidents.

3.- That the Board of Directors of the Bank, in the meeting held on February 2, 2009, decided to increase the subscribed capital of the institution in the amount of twenty million US dollars (US$ 20'000,000.00) by issuance of twenty million ordinary and nominative shares, nominal value of US dollar (US$ 1.00) each, corresponding to series "H" , thus the subscribed capital of the Bank is in the amount of one hundred and thirty five million US dollars (US$ 135'000,000.00).}

4.- That the Board of Directors decided to pay the new shares in the following manner:

4.1 Fifteen million ordinary and nominative shares, nominal value of one us DOLLAR EACH (US$ 1.00), numbered from 115'000.001 to 130'000.000 inclusively, corresponding to series "H", shall be paid by a partial capitalization of the balance of the Account "Special Reserves for future capital increases"; and,

4.2 That the remaining five million new ordinary and nominative shares, nominal value of one US dollar each (US$1.00), numbered from 130'000.0001 to 135'000.000 inclusively, corresponding to series "H", shall be paid in cash at its nominal value by the present shareholders or third parties.

5.- That upon payment of the new shares by the partial capitalization of the account "Special Reserves for future capital increases", the present shareholders of the Bank, by virtue of the corresponding attribution rights, shall receive those new shares, in proportion to their present participation in the corporate stock.

6. That the Board of Directors decided to pay in cash the remaining five million new shares upon the subscription of them.

7. That within 30 days following this publication, the present shareholders shall enjoy the preemptive right to subscribe the new issued shares, to be paid in cash, in proportion to their corporate stock, in accordance with the Law. With regard to this right, the shareholders may decide to negotiate them in accordance with article 181 of the Law of Corporations for which they must request the bank, in a timely manner, the certificates mentioned in the last paragraph of said legal provision.

8. That if the mentioned period of 30 days expires without the present shareholders having subscribed the increase to be paid in cash, the Executive President or his deputy, in accordance with that decided by the Board of Directors of the Bank, is authorized to make available the un subscribe shares to the other shareholders, that is, those shares not allocated when exercising the preemptive right mentioned in the foregoing paragraph.

9. That upon completion of the foregoing the present shareholders of the Bank have not subscribed the new shares to be paid in cash, the shares shall go public.

Guayaquil, February 3, 2009

Econ. Danilo Carrera Drouet
President of the Board of Directors

Guillermo Lasso Mendoza
Executive President

File No. 82-35013

As of December 31st, 2008 - Expressed in Dollars

Consolidated and Condensed Balance Sheet

RECEIVED

FEB 13 P 12:

DESCRIPTION	US$
ASSETS	
AVAILABLE FUNDS	**485.525.277**
Cash	46.165.163
Deposits for Reserve	103.662.941
Banks and other Financial Institutions	326.961.467
Immediate receivable papers	7.387.532
Remittances in transit	1.348.174
INVESTMENTS	**324.121.475**
To negotiate from private sector entities	57.721.205
To negotiate from state or public sector entities	103.905.232
Available for selling from state or public sector entities	354.270
Kept until due from private sector entities	49.561.680
Kept until due from state or public sector entities	126.782.547
Of restricted disponibility	15.796.905
(Provision for investments)	-30.000.363
LOAN PORTFOLIO	**1.067.097.072**
Commercial Loan Portfolio to fall due	379.978.462
From 1 to 180 days	184.903.381
From 181 to 360 days	29.216.119
More than 360 days	165.858.961
Consumption Loan Portfolio to fall due	583.611.089
From 1 to 180 days	372.344.999
From 181 to 360 days	43.323.353
More than 360 days	167.942.737
Housing Loan Portfolio to fall due	106.316.628
From 1 to 180 days	6.274.374
From 181 to 360 days	3.066.604
More than 360 days	96.975.650
Commercial Loan Portfolio that not accrues interests	916.366
Consumption Loan Portfolio that not accrues interests	10.749.362
Housing Loan Portfolio that not accrues interests	529.806
Due Commercial Loan Portfolio	2.693.495
Due Consumption Loan Portfolio	8.716.216
Due Housing Loan Portfolio	91.386
Due Small Business Loan Portfolio	13.511
Due Reestructured Commercial Loan Portfolio	3
Due Reestructured Consumption Loan Portfolio	6
Due Reestructured Housing Loan Portfolio	5.345
Due Reestructured Small Business Loan Portfolio	0
(Provision for uncollectible-accounts)	-26.524.603
DEBTORS FOR ACCEPTANCES	**41.269.354**
ACCOUNTS RECEIVABLE	**71.156.545**
FORECLOSED PROPERTY	**5.774.888**
PROPERTY AND EQUIPMENT	**87.313.398**
OTHER ASSETS	**78.009.854**
TOTAL ASSETS	**2.160.267.862**

As of December 31st, 2008 - Expressed in Dollars

Consolidated and Condensed Balance Sheet

DESCRIPTION	US$
LIABILITIES	
CUSTOMER LIABILITIES	**1.671.133.018**
Sight Deposits	1.079.664.172
Term Deposits	554.904.434
From 1 to 30 days	215.479.700
From 31 to 90 days	189.712.466
From 91 to 180 days	71.942.696
From 181 to 360 days	49.769.314
More than 361 days	28.000.257
Restricted Obligations	36.564.412
INMEDIATE OBLIGATIONS	**4.154.343**
OUTSTANDING ACCEPTANCES	**41.269.354**
ACCOUNTS PAYABLE	**49.693.688**
FINANCIAL OBLIGATIONS	**180.047.992**
OUTSTANDING SECURITIES	**4.022**
CONVERTIBLE SECURITIES AND EQUITY CONTRIBUTION	**38.000.000**
OTHER LIABILITIES	**1.522.595**
TOTAL LIABILITIES	**1.985.825.013**
EQUITY	
SHARE CAPITAL	**115.000.000**
RESERVES	**12.005.071**
Legal	10.778.264
Revaluation of equity	1.226.807
CAPITAL SURPLUS	**13.915.365**
NET INCOME	**33.522.414**
Retained Income	70.244
Year's Income	33.452.169
TOTAL EQUITY	**174.442.849**
TOTAL LIABILITIES AND EQUITY	**2.160.267.862**
CREDITORS	**527.703.286**
Collateral	4.671.955
Surety & Warrants	44.353.703
Letters of credit	44.777.700
Aproval Credits, non disbursed	433.801.743
Future Oblgations	98.185
TOTAL CONTINGENT ACCOUNTS	**527.703.286**
TOTAL ORDER ACCOUNTS	**4.317.732.560**
EXHIBIT OF ORDER ACCOUNTS	
DEBTORS	**609.635.318**
Assets with penalty	58.252.173
Active Operations with linked enterprises	1
Active Operations with financial group enterprises	21.089.195
Other order accounts	530.293.949
CREDITORS	**3.708.097.241**
Passive Operations with linked enterprises	453.181
Other creditor order accounts	3.707.644.061

As of December 31st, 2008 - Expressed in Dollars

Income and Loss Statemen

Consolidated and Condensed

DESCRIPTION	PARTIAL	TOTAL
FINANCIAL INCOME		246.852.466
Interest and Discount earned	129.956.947	
Commissions earned	35.313.886	
Financial earnings	20.958.865	
Service Income	60.622.769	
FINANCIAL EXPENSES		-100.104.661
Interest Expense	-53.492.448	
Commissions Paid & Accrued	-6.388.202	
Financial Losses	-40.224.012	
GROSS FINANCIAL MARGIN		146.747.805
OTHER OPERATING INCOME AND EXPENSES:		
Other operating income	14.044.364	
OPERATING INCOME		14.044.364
OPERATING EXPENSES		-84.544.242
Operating expenses	-79.113.108	
Other Operating losses	-5.431.133	
OPERATING EARNINGS BEFORE PROVISIONS, AMORTIZATION AND DEPRECIATION		76.247.928
PROVISIONS, DEPRECIATION AND AMORTIZATION		-38.172.268
Provisions	-17.967.688	
Depreciations	-6.923.548	
Amortization	-13.281.032	
NET OPERATING MARGIN		38.075.659
NON OPERATING INCOME AND EXPENSES		9.182.455
Other income	11.273.177	
Other expenses and losses	-2.090.722	
EARNINGS BEFORE TAXES AND CONTRIBUTION		47.258.115
Employees profit sharing		-7.088.717
Income Tax		-6.717.228
EARNINGS AVAILABLE FOR SHAREHOLDERS		33.452.169

END